Notice to ASX and LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

21 July 2017

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regime Article 19 (3). As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Global Employee Share Plan (GESP)

Under the GESP employees are able to purchase on a quarterly basis Rio Tinto plc ordinary shares of 10p each (‘shares’), Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares (‘shares’) out of monthly deductions from salary and are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’) conditional upon satisfying the terms of the GESP. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period. At the time of vesting, participants can elect to receive their awards for nil consideration either as shares or as cash from the proceeds of a sale of shares.

The following PDMR/KMPs elected to receive the vested matching shares under the GESP in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of transaction
Rio Tinto plc shares	Jacques, Jean-Sébastien	11.32	12.7059	5.3366	34.452855 GBP	7.3693	19/07/2017
Rio Tinto Limited shares	Farrell, Joanne	21.4878	24.0728	11.2473	63.980105 AUD	12.8255	19/07/2017
Rio Tinto Limited shares	McIntosh, Stephen	21.4878	24.0728	11.2473	63.980105 AUD	12.8255	19/07/2017

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the GESP plan rules.

These were non-discretionary transactions.

FCA notifications in accordance with the EU Market Abuse Regime have been issued to the London Stock Exchange contemporaneously with this release.

Steve Allen

Group Company Secretary

Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404